Exhibit 99.1

Operating and financial review and prospects for the six
months ended September 30, 2024

FORWARD-LOOKING Statements

This document contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industry and the regulatory environment in which we and companies integral to our ecosystem operate. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and structure, Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, revenue and return on investments, share repurchases and the business outlook, are or contain forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC; the implementation of Alibaba Group’s new organizational and governance structure; Alibaba’s ability to maintain the trusted status of its ecosystem; Alibaba’s ability to compete, innovate and maintain or grow its business, including expanding its international and cross-border businesses and operations and managing a large and complex organization; risks associated with sustained investments in Alibaba’s businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of privacy and data protection and cybersecurity, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in our filings with the U.S. Securities and Exchange Commission (“SEC”) and announcements on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this document completely in conjunction with the documents we filed with or furnished to the SEC and our announcements on the website of the Hong Kong Stock Exchange and with the understanding that our actual future results may be materially different from what we expect.

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	458,946	479,739	68,362	5%

Income from operations	76,074	71,235	10,151	(6)	%(2)
Operating margin	17%	15%
Adjusted EBITDA(1)	101,289	98,488	14,034	(3)	%(3)
Adjusted EBITDA margin(1)	22%	21%
Adjusted EBITA(1)	88,216	85,596	12,197	(3)	%(3)
Adjusted EBITA margin(1)	19%	18%

Net income	59,696	67,569	9,629	13	%(4)
Net income attributable to ordinary shareholders	62,038	68,143	9,710	10	%(4)
Non-GAAP net income(1)	85,110	77,209	11,002	(9)	%(4)

Diluted earnings per share(5)	3.01	3.50	0.50	16	%(4)(6)
Diluted earnings per ADS(5)	24.08	28.00	3.99	16	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	4.13	3.94	0.56	(5)	%(4)(6)
Non-GAAP diluted earnings per ADS(1)(5)	33.00	31.50	4.49	(5)	%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this document.

(2)	The year-over-year decrease was primarily due to a reversal of share-based compensation expense of RMB6,901 million recorded in the six months ended September 30, 2023.

(3)	The year-over-year decreases were primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

(4)	The year-over-year changes were primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by a decrease in income from operations and an increase in net exchange loss, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

SIX MONTHS ENDED SEPTEMBER SEGMENT RESULTS

Revenue for the six months ended September 30, 2024 was RMB479,739 million (US$68,362 million), an increase of 5% year-over-year compared to RMB458,946 million in the same period of 2023.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	148,322	150,479	21,443	1%
- Direct sales and others(1)	54,066	49,950	7,118	(8)%
	202,388	200,429	28,561	(1)%
China commerce wholesale	10,219	11,938	1,701	17%
Total Taobao and Tmall Group	212,607	212,367	30,262	(0)%

Cloud Intelligence Group	52,713	56,159	8,003	7%

Alibaba International Digital Commerce Group:
International commerce retail	36,116	49,309	7,026	37%
International commerce wholesale	10,518	11,656	1,661	11%
Total Alibaba International Digital Commerce Group	46,634	60,965	8,687	31%

Cainiao Smart Logistics Network Limited	45,987	51,458	7,333	12%
Local Services Group	30,014	33,954	4,838	13%
Digital Media and Entertainment Group	11,160	11,275	1,607	1%
All others(2)	93,850	99,179	14,133	6%
Unallocated	526	888	126
Inter-segment elimination	(34,545)	(46,506)	(6,627)
Consolidated revenue	458,946	479,739	68,362	5%

(1)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change (3)

	(in millions, except percentages)
Taobao and Tmall Group	96,396	93,400	13,309	(3)%
Cloud Intelligence Group	2,325	4,998	712	115%
Alibaba International Digital Commerce Group	(804)	(6,611)	(942)	(722)%
Cainiao Smart Logistics Network Limited	1,783	673	96	(62)%
Local Services Group	(4,546)	(777)	(111)	83%
Digital Media and Entertainment Group	(138)	(281)	(40)	(104)%
All others(1)	(3,170)	(2,845)	(405)	10%
Unallocated (2)	(2,482)	(2,142)	(305)
Inter-segment elimination	(1,148)	(819)	(117)
Consolidated adjusted EBITA	88,216	85,596	12,197	(3)%
Less: Non-cash share-based compensation expense	(5,201)	(7,775)	(1,108)
Less: Amortization and impairment of intangible assets	(4,910)	(3,441)	(490)
Less: Impairment of goodwill	(2,031)	–	–
Less: Provision for the shareholder class action lawsuits	–	(3,145)	(448)
Income from operations	76,074	71,235	10,151	(6)%

(1)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the six months ended September 30, 2024 was RMB200,429 million (US$28,561 million), a decrease of 1% compared to RMB202,388 million in the same period of 2023, due to the 8% decrease in direct sales revenue described below.

Customer management revenue increased by 1% year-over-year, primarily due to the online GMV growth, partly offset by a decline in take rate. The year-over-year decrease in take rate was primarily due to increasing proportion of GMV generated from new models that currently have lower monetization rates.

Direct sales and others revenue under China commerce retail business in the six months ended September 30, 2024 was RMB49,950 million (US$7,118 million), a decrease of 8% compared to RMB54,066 million in the same period of 2023, primarily attributable to the decrease in sales of appliances and consumer electronics.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the six months ended September 30, 2024 was RMB11,938 million (US$1,701 million), an increase of 17% compared to RMB10,219 million in the same period of 2023, primarily due to the increase in revenue from value-added services provided to paying members.

(ii)           Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA decreased by 3% to RMB93,400 million (US$13,309 million) in the six months ended September 30, 2024, compared to RMB96,396 million in the same period of 2023, primarily due to the increase in investment in user experience, partly offset by the increase in revenue from customer management service.

Cloud Intelligence Group

(i)            Segment revenue

Revenue from Cloud Intelligence Group was RMB56,159 million (US$8,003 million) in the six months ended September 30, 2024, an increase of 7% compared to RMB52,713 million in the same period of 2023. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 7% year-over-year, mainly driven by the double-digit revenue growth of public cloud products including AI-related products, partly offset by the decrease in non-public cloud revenue as we transition away from the low-margin project-based revenues to focus on high-quality revenues.

(ii)           Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 115% to RMB4,998 million (US$712 million) in the six months ended September 30, 2024, compared to RMB2,325 million in the same period of 2023, primarily due to shift in product mix toward higher-margin public cloud products including AI-related products and improving operating efficiency, partly offset by the increasing investments in customer growth and technology.

Alibaba International Digital Commerce Group

(i)            Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the six months ended September 30, 2024 was RMB49,309 million (US$7,026 million), an increase of 37% compared to RMB36,116 million in the same period of 2023, primarily driven by the increase in revenue contributed by AliExpress’ Choice and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the six months ended September 30, 2024 was RMB11,656 million (US$1,661 million), an increase of 11% compared to RMB10,518 million in the same period of 2023, primarily due to the increase in revenue generated by cross-border-related value-added services.

(ii)           Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB6,611 million (US$942 million) in the six months ended September 30, 2024, compared to a loss of RMB804 million in the same period of 2023, primarily due to the increase in investments in AliExpress and Trendyol’s cross-border businesses, partly offset by Lazada’s significant reduction in operating loss from improvements in its monetization and operating efficiency.

Cainiao Smart Logistics Network Limited

(i)            Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB51,458 million (US$7,333 million) in the six months ended September 30, 2024, an increase of 12% compared to RMB45,987 million in the same period of 2023, primarily driven by the increase in revenue from cross-border fulfillment solutions.

(ii)           Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA decreased by 62% to RMB673 million (US$96 million) in the six months ended September 30, 2024, compared to RMB1,783 million in the same period of 2023, primarily due to the increased investments in cross-border fulfillment solutions.

Local Services Group

(i)            Segment revenue

Revenue from Local Services Group was RMB33,954 million (US$4,838 million) in the six months ended September 30, 2024, an increase of 13% compared to RMB30,014 million in the same period of 2023, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)           Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB777 million (US$111 million) in the six months ended September 30, 2024, compared to a loss of RMB4,546 million in the same period of 2023, primarily due to improved operating efficiency and increasing scale.

Digital Media and Entertainment Group

(i)            Segment revenue

Revenue from Digital Media and Entertainment Group was RMB11,275 million (US$1,607 million) in the six months ended September 30, 2024, an increase of 1% compared to RMB11,160 million in the same period of 2023.

(ii)           Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the six months ended September 30, 2024 was a loss of RMB281 million (US$40 million), compared to a loss of RMB138 million in the same period of 2023.

All Others

(i)            Segment revenue

Revenue from All others segment was RMB99,179 million (US$14,133 million) in the six months ended September 30, 2024, an increase of 6% compared to RMB93,850 million in the same period of 2023, mainly due to the increase in revenue from retail businesses including Freshippo and Alibaba Health.

(ii)           Segment adjusted EBITA

Adjusted EBITA from All others segment in the six months ended September 30, 2024 was a loss of RMB2,845 million (US$405 million), compared to a loss of RMB3,170 million in the same period of 2023.

SIX MONTHS ENDED SEPTEMBER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Six months ended September 30,
	2023		2024			% of Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	282,011	61.4%	290,135	41,344	60.5%	(0.9)%
Product development expenses	24,683	5.4%	27,555	3,927	5.7%	0.3%
Sales and marketing expenses	52,532	11.4%	65,167	9,286	13.6%	2.2%
General and administrative expenses	16,705	3.6%	23,057	3,285	4.8%	1.2%
Amortization and impairment of intangible assets	4,910	1.1%	3,441	490	0.7%	(0.4)%
Impairment of goodwill	2,031	0.4%	–	–	–	(0.4)%
Total costs and expenses	382,872		409,355	58,332

Share-based compensation expense:
Cost of revenue	937	0.2%	1,205	172	0.3%	0.1%
Product development expenses	2,764	0.6%	3,560	507	0.7%	0.1%
Sales and marketing expenses	725	0.2%	948	135	0.2%	0.0%
General and administrative expenses	775	0.2%	2,564	365	0.5%	0.3%
Total share-based compensation expense(1)	5,201		8,277	1,179

Costs and expenses excluding share-based compensation expense:
Cost of revenue	281,074	61.2%	288,930	41,172	60.2%	(1.0)%
Product development expenses	21,919	4.8%	23,995	3,420	5.0%	0.2%
Sales and marketing expenses	51,807	11.3%	64,219	9,151	13.4%	2.1%
General and administrative expenses	15,930	3.5%	20,493	2,920	4.3%	0.8%
Amortization and impairment of intangible assets	4,910	1.1%	3,441	490	0.7%	(0.4)%
Impairment of goodwill	2,031	0.4%	–	–	–	(0.4)%
Total costs and expenses excluding share-based compensation expense	377,671		401,078	57,153

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the six months ended September 30, 2024 was RMB290,135 million (US$41,344 million), or 60.5% of revenue, compared to RMB282,011 million, or 61.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 61.2% in the same period of 2023 to 60.2% in the six months ended September 30, 2024.

Product development expenses – Product development expenses in the six months ended September 30, 2024 were RMB27,555 million (US$3,927 million), or 5.7% of revenue, compared to RMB24,683 million, or 5.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.8% in the same period of 2023 to 5.0% in the six months ended September 30, 2024.

Sales and marketing expenses – Sales and marketing expenses in the six months ended September 30, 2024 were RMB65,167 million (US$9,286 million), or 13.6% of revenue, compared to RMB52,532 million, or 11.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11.3% in the same period of 2023 to 13.4% in the six months ended September 30, 2024, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in the six months ended September 30, 2024 were RMB23,057 million (US$3,285 million), or 4.8% of revenue, compared to RMB16,705 million, or 3.6% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3.5% in the same period of 2023 to 4.3% in the six months ended September 30, 2024.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the six months ended September 30, 2024 was RMB8,277 million (US$1,179 million), compared to RMB5,201 million in the same period of 2023.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	9,107	5,877	837	(35)%
Ant Group share-based awards(2)	(6,749)	(15)	(2)	(100)%
Others(3)	2,843	2,415	344	(15)%
Total share-based compensation expense(4)	5,201	8,277	1,179	59%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

(4)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the six months ended September 30, 2024 compared to the same period of 2023. This decrease was primarily due to the decrease in the number and average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards was a net reversal for the six months ended September 30, 2023 because we made a mark-to-market adjustment during the period relating to Ant Group share-based awards granted to our employees, reflecting a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the six months ended September 30, 2024 was RMB3,441 million (US$490 million), a decrease of 30% from RMB4,910 million in the same period of 2023.

Impairment of goodwill – Impairment of goodwill of RMB2,031 million was recorded in the six months ended September 30, 2023 because the carrying value of a reporting unit within All others segment exceeded its fair value.

Income from operations and operating margin

Income from operations in the six months ended September 30, 2024 was RMB71,235 million (US$10,151 million), or 15% of revenue, a decrease of 6% compared to RMB76,074 million, or 17% of revenue, in the same period of 2023, primarily due to a reversal of share-based compensation expense of RMB6,901 million recorded in the six months ended September 30, 2023.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 3% year-over-year to RMB98,488 million (US$14,034 million) in the six months ended September 30, 2024, compared to RMB101,289 million in the same period of 2023. Adjusted EBITA decreased 3% year-over-year to RMB85,596 million (US$12,197 million) in the six months ended September 30, 2024, compared to RMB88,216 million in the same period of 2023, primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “Six Months Ended September Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the six months ended September 30, 2024 was a gain of RMB17,129 million (US$2,441 million), compared to a loss of RMB762 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income (expense), net

Other income (expense), net in the six months ended September 30, 2024 was an expense of RMB1,221 million (US$174 million), compared to income of RMB2,755 million in the same period of 2023, primarily attributable to the increase in net exchange loss compared to the same period last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the six months ended September 30, 2024 were RMB17,442 million (US$2,485 million), compared to RMB11,819 million in the same period of 2023.

Share of results of equity method investees

We record our share of results of all equity method investees one quarter in arrears. Share of results of equity method investees in the six months ended September 30, 2024 was a profit of RMB2,483 million (US$354 million), compared to a loss of RMB2,914 million in the same period of 2023, primarily due to the year-over-year decrease in impairment of equity method investees. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	5,210	6,395	911
- Others	(1,648)	(1,334)	(190)
Impairment loss	(4,481)	(2,157)	(307)
Others(1)	(1,995)	(421)	(60)
Total	(2,914)	2,483	354

(1)	Others mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

Net income and Non-GAAP net income

Our net income in the six months ended September 30, 2024 was RMB67,569 million (US$9,629 million), compared to RMB59,696 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by the decrease in income from operations and the increase in net exchange loss.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the six months ended September 30, 2024 was RMB77,209 million (US$11,002 million), a decrease of 9% compared to RMB85,110 million in the same period of 2023. A reconciliation of net income to non-GAAP net income is included at the end of this document.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the six months ended September 30, 2024 was RMB68,143 million (US$9,710 million), compared to RMB62,038 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by the decrease in income from operations and the increase in net exchange loss.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the six months ended September 30, 2024 was RMB28.00 (US$3.99), compared to RMB24.08 in the same period of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the six months ended September 30, 2024 was RMB31.50 (US$4.49), a decrease of 5% compared to RMB33.00 in the same period of 2023.

Diluted earnings per share in the six months ended September 30, 2024 was RMB3.50 (US$0.50 or HK$3.88), compared to RMB3.01 in the same period of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the six months ended September 30, 2024 was RMB3.94 (US$0.56 or HK$4.37), a decrease of 5% compared to RMB4.13 in the same period of 2023.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this document. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2024, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB554,378 million (US$78,998 million), compared to RMB617,230 million as of March 31, 2024. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments during the six months ended September 30, 2024 was primarily due to cash used in repurchase of ordinary shares of RMB72,889 million (US$10,387 million), dividend payment of RMB29,022 million (US$4,136 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB19,947 million (US$2,842 million), partly offset by free cash flow generated from operations of RMB31,107 million (US$4,433 million) and net proceeds from convertible unsecured senior notes and the payments for capped call transactions of RMB31,065 million (US$4,427 million).

Net cash provided by operating activities and free cash flow

During the six months ended September 30, 2024, net cash provided by operating activities was RMB65,074 million (US$9,273 million), a decrease of 31% compared to RMB94,537 million in the same period of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB31,107 million (US$4,433 million), a decrease of 63% compared to RMB84,309 million in the same period of 2023. The decrease in free cash flow was mainly attributed to our investments in Alibaba Cloud infrastructure and refund to Tmall merchants after we cancelled the annual service fee and other working capital changes related to factors including scale down of certain direct sales businesses. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this document.

Net cash used in investing activities

During the six months ended September 30, 2024, net cash used in investing activities of RMB34,865 million (US$4,968 million) primarily reflected (i) an increase in other treasury investments by RMB113,387 million (US$16,158 million), (ii) capital expenditures of RMB29,585 million (US$4,216 million), and (iii) cash outflow of RMB5,807 million (US$827 million) for investment and acquisition activities. These cash outflows were partly offset by (i) a decrease in short-term investments by RMB105,470 million (US$15,029 million) and (ii) cash inflow of RMB6,509 million (US$928 million) from disposal of investments.

Net cash used in financing activities

During the six months ended September 30, 2024, net cash used in financing activities of RMB86,364 million (US$12,307 million) primarily reflected cash used in repurchase of ordinary shares of RMB72,889 million (US$10,387 million), dividend payment of RMB29,022 million (US$4,136 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB19,947 million (US$2,842 million), partly offset by the net proceeds from convertible unsecured senior notes and the payments for capped call transactions of RMB31,065 million (US$4,427 million).

Employees

As of September 30, 2024, we had a total of 197,991 employees, compared to 204,891 as of March 31, 2024.

EXCHANGE RATE INFORMATION

This document contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.0176 to US$1.00, the exchange rate on September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.90179 to HK$1.00, the middle rate on September 30, 2024 as published by the People’s Bank of China. The percentages stated in this document are calculated based on the RMB amounts and there may be minor differences due to rounding.

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this document.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our unaudited condensed consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this document has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net income	59,696	67,569	9,629
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	762	(17,129)	(2,441)
Interest expense	3,638	4,615	658
Other (income) expense, net	(2,755)	1,221	174
Income tax expenses	11,819	17,442	2,485
Share of results of equity method investees	2,914	(2,483)	(354)
Income from operations	76,074	71,235	10,151
Non-cash share-based compensation expense	5,201	7,775	1,108
Amortization and impairment of intangible assets	4,910	3,441	490
Impairment of goodwill	2,031	–	–
Provision for the shareholder class action lawsuits	–	3,145	448
Adjusted EBITA	88,216	85,596	12,197
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	13,073	12,892	1,837
Adjusted EBITDA	101,289	98,488	14,034

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net income	59,696	67,569	9,629
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	5,201	7,775	1,108
Amortization and impairment of intangible assets	4,910	3,441	490
Provision for the shareholder class action lawsuits	–	3,145	448
Loss (Gain) on deemed disposals/disposals/ revaluation of investments	7,307	(8,116)	(1,157)
Impairment of goodwill and investments, and others	11,873	5,067	722
Tax effects (1)	(3,877)	(1,672)	(238)

Non-GAAP net income	85,110	77,209	11,002

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	62,038	68,143	9,710
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(134)	(131)	(19)
Adjustments for interest expense attributable to convertible unsecured senior notes	–	95	14
Net income attributable to ordinary shareholders – diluted	61,904	68,107	9,705
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	22,949	8,521	1,214

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	84,853	76,628	10,919

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	20,567	19,459

Diluted earnings per share(2)(3)	3.01	3.50	0.50

Non-GAAP diluted earnings per share(2)(4)	4.13	3.94	0.56

Diluted earnings per ADS(2)(3)	24.08	28.00	3.99

Non-GAAP diluted earnings per ADS(2)(4)	33.00	31.50	4.49

(1)	Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	94,537	65,074	9,273
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(10,119)	(28,916)	(4,120)
Less: Changes in the buyer protection fund deposits	(109)	(5,051)	(720)

Free cash flow	84,309	31,107	4,433